August 5, 2021

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Ontario Securities Commission
20 Queen Street West, 19th Floor, Box 55
Toronto Ontario
M5H 3S8

Alberta Securities Commission
600, 250 – 5th Street S.W.
Calgary, AB
T2P 0R4

Dear Sirs / Mesdames

Re: Quartz Mountain Resources Ltd. (the "Company")
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated August 5, 2021 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Professional Accountants

cc: TSX Venture Exchange